

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2015

Via Email
Mr. William A. Stoltz
President and Chief Executive Officer
Central Federal Bancshares, Inc.
210 West 10th Street
Rolla, Missouri 65401

Re: **Central Federal Bancshares, Inc.**
        Registration Statement on Form S-1
        Submitted September 11, 2015
        File No. 333-206874

Dear Mr. Stoltz:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 51

1. Revise to briefly discuss the anticipated increased costs expected from the charitable contribution, reporting costs, benefit plan costs, increased executive compensation, and, any additional severance costs expected. See Item 303(a)(3)(ii) of Regulation S-K.

Regulation and Supervision

Transactions with Certain Related Persons & Loans to One Borrower, pages 77, 80-82

2. Please supplementally provide the staff with a listing of all entities or individuals to whom Central has loans outstanding greater than 10% of unimpaired capital and surplus.

Financial Statements

Statements of Income, page F-4

3. Please classify 'Loss on Sale of Foreclosed Assets' net within the 'Foreclosed Assets' line item in noninterest expense pursuant to Rule 9-04 14 (d) of Regulation S-X. Please also make the necessary revisions throughout the registration statement (MD&A, Risk Factors, etc.) to reflect the $100,000 loss on sale of foreclosed assets for the year ended December 31, 2013 as a noninterest expense.

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page F-9

4. Please quantify the loan origination fees and direct loan origination costs in the periods presented. Please revise to clarify the specific nature of the fees and the basis for recognizing them as received. Refer to ASC 310-20-25-2.

Exhibit 5.0 Legal Opinion

5. Please revise the penultimate paragraph to delete reference to the Underwriting Agreement or date your opinion after such document is filed. In this regard, we note an Agency Agreement, not an Underwriting Agreement, is contemplated.

The Valuation Report (Ex. 99.1)

Summary of Recent Standard Conversion Offerings, page 76

6. We note in the Valuation Report that Feldman Advisors provides, in Table 22, a Summary of Recent Standard Conversion Offerings since January 1, 2012. Please provide an equivalent table in the prospectus listing only those conversions that were listed on the OTC Pink exchange.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk at (202) 551-3427 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Attorney-Advisor